

May 27, 2011

Via Facsimile
Kevin S. Wampler
Chief Financial Officer
Dollar Tree, Inc.
500 Volvo Parkway
Chesapeake, Virginia 23320

> **Re:** **Dollar Tree, Inc.**
> **Form 10-K for Fiscal Year Ended January 29, 2011**
> **Filed March 17, 2011**
> **File No. 0-25464**

Dear Mr. Wampler:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data, page 29

Notes to Consolidated Financial Statements, page 35
Note 1 – Summary of Significant Accounting Policies, page 35
Merchandise Inventories, page 36

1. Please tell us in detail how you apply the retail inventory method on a weighted-average basis before and after the change. In this regard, specifically explain how the addition of thirty inventory pools in your retail method changed the calculations. Please also show us how you calculate the cost-to-retail ratio of inventory pools before and after the change. In addition, please (i) tell us how you now determine inventory pools (whether based on similar items or similar margin items), (ii) describe the new information available from your information systems that enabled you to refine your estimate of inventory costs under the

retail method, (iii) when the new information leading to your decision to change your policy was initially available and (iv) why you made the change as of the first day of fiscal 2010 as opposed to some earlier period.

Note 4 – Commitments and Contingencies, page 42
Contingencies, page 43

2. Please tell us your consideration of disclosing (i) whether any amounts have been accrued and (ii) an estimate of the possible loss or range of loss in excess of amounts accrued for each of the matters, or in the aggregate, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Note 5 – Long-Term Debt, page 44
Unsecured Credit Agreement, page 44

3. We note that your unsecured credit agreement restricts the payment of certain distributions. Please tell us whether these provisions apply to the payment of dividends and, if so, your consideration of disclosing the amount of retained earnings or net income restricted or free from restriction. Please refer to Rule 4-08(e)(1) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief